Eurasian Minerals Inc.

NEWS RELEASE

Eurasian Minerals Announces Filing of Annual Report on Form 20-F

Vancouver, British Columbia, April 30, 2015 (TSX Venture: EMX; NYSE MKT: EMXX) – Eurasian Minerals Inc. (the “Company” or “EMX”) today announced that it has filed its 2014 annual report on Form 20-F with the U.S. Securities and Exchange Commission (the “SEC”). EMX’s Form 20-F is available on EMX’s website at www.eurasianminerals.com under the heading “Investors” and on the SEC’s website at www.sec.gov. In addition, EMX has filed its annual information form, audited financial statements and management’s discussion and analysis for the year ended December 31, 2014 with Canadian regulatory authorities and they are available on the SEDAR website at www.sedar.com.

Holders of EMX’s securities may receive a printed copy of the Company’s complete audited financial statements, free of charge, upon request to the Corporate Secretary at Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada.

About EMX. Eurasian Minerals leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX retaining royalty interests. EMX complements its generative business with strategic investment and third party royalty acquisition.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: SClose@EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the twelve-month period ended December 31, 2014 (the “MD&A”) and most recently filed Annual Information Form for the year ended December 31, 2014 (the “AIF”), actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com